UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 10, 2020

Commission File Number: 1-35106

AMC Networks Inc.

(Exact name of registrant as specified in its charter)

Delaware	27-5403694
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 Penn Plaza,
New York, NY	10001
(Address of principal executive offices)	(Zip Code)

(212) 324-8500

(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.01 per share	AMCX	The NASDAQ Stock Market LLC

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☒	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging Growth Company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Departure of Chief Financial Officer

On September 10, 2020, Sean Sullivan notified AMC Networks Inc. (the “Registrant”) of his intent to resign from his position as the Executive Vice President and Chief Financial Officer of the Registrant. Mr. Sullivan’s decision to resign was not related to any disagreement with the Registrant on any matter relating to the Registrant’s operations, policies or practices. Mr. Sullivan has agreed to continue in his current position through mid-October to provide for a transition of his responsibilities. The Registrant expects to appoint an interim or a successor Chief Financial Officer prior to Mr. Sullivan’s departure.

Charles F. Dolan Stepping Down as Executive Chairman, Will Become Chairman Emeritus; James L. Dolan Appointed Non-Executive Chairman of the Board of Directors

On September 15, 2020, the Registrant entered into an amendment (the “Amendment”) to the Employment Agreement by and between the Registrant and Charles F. Dolan, dated as of June 2011 (the “Employment Agreement”). Pursuant to the Amendment, effective as of the date of the Amendment, Mr. Dolan’s stepped down as Executive Chairman of the Board of Directors of the Registrant to become Chairman Emeritus of the Board of Directors. Mr. Dolan will continue as an employee of the Registrant. Beginning in 2021, Mr. Dolan will not be eligible for any annual bonus or for awards under the long-term cash or equity programs or arrangements of the Registrant. The Employment Agreement will remain in full force and effect except to the extent modified by the Amendment.

Effective September 15, 2020, the Registrant’s Board of Directors appointed James L. Dolan, a director of the Registrant, to serve as Non-Executive Chairman of the Board of Directors of the Registrant.

The foregoing description of the material terms of the Amendment is not complete and is qualified in its entirety by reference to the full text of the Amendment, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 8.01	Other Events.

Charles F. Dolan Stepping Down as Executive Chairman, Will Become Chairman Emeritus; James L. Dolan Appointed Non-Executive Chairman of the Board of Directors

The information set forth under Item 5.02 of this Form 8-K is incorporated into this Item 8.01 by reference.

Tender Offer

On September 15, 2020, the Registrant issued a press release announcing that it expects to commence on September 16, 2020 a tender offer to purchase up to $250 million in value of shares of its Class A common stock, par value $0.01 per share (the “Class A Shares”), at a price not greater than $26.50 nor less than $22.50 per Class A Share, to the sellers in cash, less any applicable withholding taxes and without interest. A copy of the press release is attached hereto as Exhibit 99.1 to this Current Report and is incorporated herein by reference.

Tender Offer Statement

The tender offer described in Exhibit 99.1 (the “Offer”) has not yet commenced. The press release included as Exhibit 99.1 is for informational purposes only. The press release is not a recommendation to buy or sell the Class A Shares or any other securities, and it is neither an offer to purchase nor a solicitation of an offer to sell the Class A Shares or any other securities. On the commencement date of the Offer, the Registrant will file a tender offer statement on Schedule TO, including an offer to purchase, letter of transmittal and related materials, with the United States Securities and Exchange Commission (the “SEC”). The Offer will only be made pursuant to the offer to purchase, letter of transmittal and related materials filed as a part of the Schedule TO. Stockholders should read carefully the offer to purchase, letter of transmittal and related materials because they contain important information, including the various terms of, and conditions to, the Offer. Once the Offer is commenced, stockholders will be able to obtain a free copy of the tender offer statement on Schedule TO, the offer to purchase, letter of transmittal and other documents that the Registrant will be filing with the SEC at the SEC’s website at www.sec.gov or from the Registrant’s website at http://www.amcnetworks.com or from the information agent for the tender offer.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits. The following Exhibit is furnished as part of this Report on Form 8-K:

Exhibit No.	Description of Exhibit

10.1	Amendment to Employment Agreement between AMC Networks Inc. and Charles F. Dolan, dated September 15, 2020.

99.1	Press Release, dated September 15, 2020.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 15, 2020	AMC Networks Inc.

	By:	/s/ Anne G. Kelly
Anne G. Kelly
Senior Vice President and Corporate Secretary

Exhibit 10.1

September 15, 2020

Mr. Charles F. Dolan

AMC Networks Inc.

Eleven Pennsylvania Plaza

New York, NY 10001

Re:	Amendment to Employment Agreement

Dear Charles:

Reference is made to the Employment Agreement by and between AMC Networks Inc. (the “Company”) and you, dated as of June     , 2011 (the “Employment Agreement”). This letter (this “Amendment”) reflects certain amendments to the Employment Agreement.

Effective as of the date hereof, your service as the Executive Chairman will cease, and you will serve as the Chairman Emeritus of the Board of Directors of the Company. You will continue as an employee of the Company and your annual base salary will continue at its current rate of $400,000. You remain eligible for any bonus earned in respect of 2020 in accordance with the Employment Agreement and the long-term awards previously granted to you will remain outstanding in accordance with their terms. Beginning in 2021, you will not be eligible for any annual bonus and will not be eligible to participate in the long-term cash or equity programs or arrangements of the Company.

The Employment Agreement will remain in full force and effect except to the extent modified by this Amendment. The laws of the State of New York will govern all questions related to the interpretation and construction of this Amendment, and to the performance hereof. This Amendment may be executed in several counterparts (including, without limitation, by facsimile, PDF or electronic transmission), each of which will be deemed an original, and such counterparts will constitute one and the same instrument.

[Signature Page Follows]

AMC Networks Inc.

/s/ Joshua Sapan
Name:	Joshua Sapan
Title:	President and Chief Executive Officer

Accepted and Agreed:

/s/ Charles F. Dolan
By:	Charles F. Dolan

[Signature Page to Employment Agreement Amendment]

Exhibit 99.1

AMC Networks Announces Details of Planned Modified Dutch Auction Tender Offer

Charles F. Dolan Stepping Down as Executive Chairman, Will Become Chairman Emeritus

James L. Dolan Has Been Elected Chairman of the Board of Directors

New York, NY – September 15, 2020 – AMC Networks Inc. (NASDAQ: AMCX) today announced that on September 16, 2020 it plans to commence a “modified Dutch auction” tender offer to purchase up to $250 million in value of its outstanding Class A common stock, par value $0.01 per share (the “Class A Shares”), at a price per Class A Share of not less than $22.50 and not greater than $26.50. The Company also announced that its Executive Chairman, Charles F. Dolan, is stepping down from that position to become Chairman Emeritus and that James L. Dolan has been elected as the Chairman of the Company’s Board of Directors.

“AMC Networks has a strong financial position and the proposed tender offer is a significant expression of strength and the Board’s confidence in our company’s future,” said Josh Sapan, president and chief executive officer. “The Dolans have led this company from its inception, and both Charles and Jim have provided vision, guidance and support through its long history of growth and evolution. We look forward to their continued leadership as AMC Networks continues to stand out in a crowded environment through the strength and quality of our content and ability to forge strong and lasting relationships with viewers and fans.”

Modified Dutch Auction Tender Offer Details

AMC Networks Inc. plans to commence an offer to purchase up to $250 million in value of Class A Shares at a price per Class A Share of not less than $22.50 and not greater than $26.50. The closing price of the Class A Shares on the Nasdaq Stock Market today was $20.77 per Class A Share. The “modified Dutch auction” tender offer is expected to commence on September 16, 2020, and is intended to expire at 12:00 midnight, New York City time, at the end of Wednesday, October 14, 2020, unless the offer is extended. Tenders of Class A Shares must be made prior to the expiration of the tender offer and may be withdrawn at any time prior to the expiration time, in each case, in accordance with the procedures described in the tender offer materials. The Company intends to pay for the shares repurchased in the tender offer with available cash.

A “modified Dutch auction” tender offer allows stockholders to indicate how much stock and at what price within the specified offer range they wish to tender their stock. Based on the number of Class A Shares tendered and the prices specified by the tendering stockholders, AMC Networks will determine the lowest price per Class A Share within the specified range that will enable it to purchase $250 million of Class A Shares at such price, or such lesser number of Class A Shares that are tendered and not withdrawn (the “Final Purchase Price”), subject to the terms of the tender offer. All Class A Shares purchased by AMC Networks in the tender offer will be purchased at the same price.

If, based on the Final Purchase Price, more than $250 million in value of Class A Shares (or such greater number of Class A Shares as AMC Networks may choose to purchase without amending or extending the tender offer) are properly tendered and not properly withdrawn, AMC Networks will purchase shares tendered at or below the Final Purchase Price on a pro rata basis, subject to certain “odd lot” priority and conditional tender provisions.

Stockholders whose Class A Shares are purchased in the tender offer will be paid the determined purchase price in cash, less any applicable withholding taxes and without interest, after the expiration of the tender offer. The Company believes that the “modified Dutch auction” tender offer provides its stockholders with the opportunity to tender all or a portion of their Class A Shares, and thereby receive a return of some or all of their investment in the Company, if they so elect.

The tender offer will not be contingent upon the receipt of financing or any minimum number of Class A Shares being tendered. However, the tender offer is subject to a number of other terms and conditions, which will be described in detail in the offer to purchase for the tender offer. Specific instructions and a complete explanation of the terms and conditions of the tender offer will be contained in the offer to purchase, the related letter of transmittal and other related materials, which will be mailed to stockholders of record promptly after commencement of the tender offer.

While the Company’s Board of Directors has authorized the Company to make the tender offer, neither the Company, its Board of Directors, the joint dealer managers, the information agent, nor the depositary makes any recommendation as to whether to tender or refrain from tendering Class A Shares or as to the price at which to tender them. The Company has not authorized any person to make any such recommendation. Stockholders must make their own decision as to whether to tender their Class A Shares and, if so, how many Class A Shares to tender and the purchase price or purchase prices at which they will tender them. In doing so, stockholders should consult their own financial and tax advisors and read carefully and evaluate the information in the tender offer documents, when available.

The joint dealer managers for the tender offer are BofA Securities, Inc. and Citigroup Global Markets Inc. D.F. King & Co., Inc. is serving as information agent for the tender offer and Equiniti Trust Company is serving as the depositary for the tender offer. Once commenced, for all questions relating to the tender offer, please call the information agent, D. F. King & Co., Inc. toll-free at (877) 478-5043; banks and brokers may call D.F. King at (212) 269-5550 or the joint dealer managers, BofA Securities, Inc. and Citigroup Global Markets Inc. at (888) 803-9655 and (877) 531-8365, respectively.

Additional Information Regarding the Tender Offer

The tender offer described in this communication (the “Offer”) has not yet commenced. This communication is for informational purposes only. This communication is not a recommendation to buy or sell AMC Networks Class A Shares or any other securities, and it is neither an offer to purchase nor a solicitation of an offer to sell AMC Networks Class A Shares or any other securities. On the commencement date of the Offer, AMC Networks will file a tender offer statement on Schedule TO, including an offer to purchase, letter of transmittal and related materials, with the United States Securities and Exchange Commission (the “SEC”). The Offer will only be made pursuant to the offer to purchase, letter of transmittal and related materials filed as a part of the Schedule TO. Stockholders should read carefully the offer to purchase, letter of transmittal and related materials because they contain important information, including the various terms of, and conditions to, the Offer. Once the Offer is commenced, stockholders will be able to obtain a free copy of the tender offer statement on Schedule TO, the offer to purchase, letter of transmittal and other documents that AMC Networks will be filing with the SEC at the SEC’s website at www.sec.gov or from AMC Networks’ website at http://www.amcnetworks.com or from the information agent for the tender offer.

About AMC Networks Inc.

AMC Networks is a global entertainment company known for delivering high-quality content to audiences and a valuable platform to distributors and advertisers. The Company, which operates several of the most recognizable brands in entertainment, manages its business through two operating segments: (i) National Networks, which principally includes AMC, BBC AMERICA, IFC, SundanceTV and WE tv; and AMC Studios, the Company’s television production business; and (ii) International and Other, which principally includes AMC Networks International, the Company’s international programming business; AMC Networks SVOD, the Company’s targeted subscription streaming services, Acorn TV, Shudder, Sundance Now and UMC (Urban Movie Channel); Levity Entertainment Group, the Company’s production services and comedy venues business; and IFC Films, the Company’s independent film distribution business. For more information on AMC Networks, please visit the Company’s website at www.amcnetworks.com.

Forward Looking Statements

This press release may contain statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Investors are cautioned that any such forward-looking statements are not guarantees of future performance or results and involve risks and uncertainties, and that actual results or developments may differ materially from those in the forward-looking statements as a result of various factors, including financial community and rating agency perceptions of the Company and its business, operations, financial condition and the industry in which it operates and the factors described in the Company’s filings with the Securities and Exchange Commission, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained therein. The Company disclaims any obligation to update any forward-looking statements contained herein.

Contacts:

Investor Relations Seth Zaslow (646) 273-3766 seth.zaslow@amcnetworks.com	Corporate Communications Georgia Juvelis (917) 542-6390 Georgia.juvelis@amcnetworks.com